Exhibit 99(c)

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss)	$43	$517	$235	$(3,905)
Income tax expense (benefit)	46	341	153	2,364
Interest expense and related charges	1,664	562	2,936	3,304
Depreciation and amortization	681	559	1,294	1,119

EBITDA	$2,434	$1,979	$4,618	$2,882

Interest income	(42)	(19)	(87)	(54)
Amortization of nuclear fuel	64	48	111	89
Purchase accounting adjustments (a)	91	157	233	348
Impairment of goodwill	—	70	—	8,070
Impairment of assets and inventory write down (b)	1	—	38	1,208
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	2	1	2
Unrealized net gain resulting from hedging transactions	(848)	(710)	(1,364)	(9,402)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(11)	—	(20)	—
Corporate depreciation, interest and income tax expenses included in SG&A expense	5	—	10	—
Losses on sale of receivables	—	7	5	23
Noncash compensation expense (c)	10	4	8	10
Severance expense (d)	3	8	5	11
Transition and business optimization costs (e)	2	19	7	35
Transaction and merger expenses (f)	21	2	23	5
Insurance settlement proceeds (g)	—	—	—	(21)
Restructuring and other (h)	1	7	(26)	39
Expenses incurred to upgrade or expand a generation station (i)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,831	$1,674	$3,662	$3,345
Expenses related to unplanned generation station outages (i)	91	48	134	141
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 (j)	—	—	56	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (k)	9	12	35	23

Adjusted EBITDA per Maintenance Covenant	$1,931	$1,734	$3,887	$3,509

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of land and the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended June 30, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities, and for the twelve months ended June 30, 2009 includes a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Pro forma adjustment for Sandow 5 and Oak Grove 1 represents the annualization of the actual six months ended June 30, 2010 EBITDA results for these two units.
(k)	Primarily pre-operating expenses relating to Oak Grove 2.